Exhibit 8.1

List of subsidiaries

Subsidiary Name	% held
CIMC Marketing Pty Limited	100% Direct
Binario Limited	100% Direct
Dragon Creative Limited	100% Direct
GOXD Technology Limited	76% Indirect
Marvel Digital Limited	95% Indirect
Visumotion International Limited	95% Indirect
Marvel Display Technology (Shenzhen) Limited	95% Indirect
Digital Media Technology Limited	100% Indirect